LATHAM & WATKINS



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SUPPL

File No. 082-34770


RECD S.E.C.
FEB - 1 2005
1086

28 January 2005

VIA MESSENGER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
United States of America

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find two press releases titled as follows:

Yara information on fourth quarter results dated January 13, 2005; and

Yara strengthens position in specialty fertilizer dated January 26, 2005.

Feel free to call me with any questions on +44 207 710-1188.

Kindly acknowledge receipt of this letter by stamping the enclosed copy letter and returning it to our courier

Yours sincerely,

Tom Murphy
LATHAM & WATKINS

Enclosures

PROCESSED
FEB 08 2005
FINANCIAL



Yara strengthens position in specialty fertilizer

Oslo (2005-01-26): Yara has increased its indirect ownership position in Chilean specialty fertilizer company SQM strengthening its position in the specialty fertilizer market.

Since 2001 Yara has had a global marketing agreement with Chilean specialty fertilizer company SQM, which has been very successful for both parties. Since 2002 Yara has also been an indirect owner of SQM through the Chilean companies Pampa Calichera and SQYA. Since Yara's acquisition of shares in 2002, the market value of the SQM shares has almost doubled.

Through a series of transactions in December and January, Yara and partners have increased their equity holding in SQM from 20.8% to 24.9% giving the group the same ownership percentage in SQM as the other main shareholder, the Canadian fertilizer company PCS.

"Yara and SQM's products together provide our customers with a complete and unique assortment of specialty fertilizers tailored to specific crops and soil conditions. The strengthening of Yara's position in SQM is a sign of our long-term commitment to SQM and specialty fertilizers," says Yara President and CEO Thorleif Enger.

The global agreement between SQM and Yara covers a number of products, manufacturing facilities and marketing networks. Since its implementation in 2002 the combined turnover in specialty fertilizer has doubled. While SQM is the sole distributor in selected markets in Latin America and the Middle East, Yara sells the complete portfolio of products in other countries around the world. In 2004 Yara sold approximately 500,000 tonnes of SQM products, which is an increase of 19% compared with 2003.

Contact:

Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen based chemicals and is the leading supplier of liquid CO2.

SQM is a world leader in specialty fertilizers, iodine and lithium. SQM has an international

distribution network of 20 subsidiaries, with commercial offices, warehouses and blending plants, creating valuable economies of scale and providing high quality service to each customer. In 2003 company total sales reached USD 692 million. 77% of the total sales came from exports to more than 100 countries. SQM's shares are traded on the Chilean stock exchange and on the New York Stock Exchange through the ADR mechanism. SQM's products are obtained by processing caliche ore in Chile's I and II Regions and from the brines of the Salar de Atacama in the II Region. The favorable natural conditions of the Atacama desert, allows SQM to be one of the lowest cost producers worldwide of potassium chloride, lithium carbonate, potassium sulfate and boric acid.



Yara: Information on fourth quarter results

Oslo (2005-01-13): Yara informs that implementation of new tax legislation in Norway related to taxation of dividends will positively impact fourth quarter earnings by NOK 0.44 per share. This positive effect will be partially offset by an increase in bad debt provisions of NOK 0.16 per share related to the difficult political situation in Ivory Coast. The net increase in earnings will consequently be NOK 0.28 per share.

The new tax legislation in Norway will reduce deferred tax expense for the fourth quarter with approximately NOK 140 million. Yara had at the end of third quarter provided for deferred tax related to the share of net income in Qafco (25% ownership). After the implementation of participation exemption for capital gains and dividends in the Norwegian tax legislation, only the tax provision related to Qafco shares owned directly from Norway (10%) has to be maintained.

The EBITDA effect of the increased provisions for Africa is approximately NOK 80 million (NOK 52 million after tax) and will be charged to the Downstream segment. In the fourth quarter, Yara has taken a number of actions to limit the consequences of escalating political conflict in the Ivory Coast.

Yara will also change the principle for allocation of overhead costs between the segments. The change will be neutral to overall Yara results, but will imply a reduction of fourth quarter EBITDA for each of the segments Upstream and Downstream by some NOK 30 million and a corresponding improvement of "Other and Elimination" of some NOK 60 million. The segment figures for previous quarters in 2004 and historical figures will be revised to reflect the new allocation principle in order to provide comparable financial information.

Yara will disclose its fourth quarter results on February 18, 2005 at 08.30 CET.

Contact

Hallgeir Storvik, CFO
Telephone (+47) 24 15 71 55
Cellular (+47) 92 825 934
E-mail: **hallgeir.storvik@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen based chemicals and is the leading supplier of liquid CO2.